ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

September 30, 2013   FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Ultimus Managers Trust
               File No. 811-22680

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find on behalf of Ultimus Managers Trust (the "Trust"), new Endorsements No. 4, 5 and 6 to the Fidelity Bond which was filed with the Securities and Exchange Commission ("Commission") on July 10, 2013. The purposes of this amendment are to add Barrow All-Cap Core Fund, Barrow All-Cap Long/Short Fund and Wavelength Interest Rate Neutral Fund as named insureds and to increase the limit of liability of the Fidelity bond to $525,000 effective August 31, 2013.

There are no other changes to the Fidelity Bond, or related materials, as filed with the Commission on July 10, 2013.

If you have any questions about this filing, please contact the undersigned at (513) 587-3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary



FEDERAL INSURANCE COMPANY

Endorsement No: 4

Bond Number: 82209609

NAME OF ASSURED: ULTIMUS MANAGERS TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Barrow All-Cap Core Fund
Barrow All-Cap Long/Short Fund

This Endorsement applies to loss discovered after 12:01 a.m. on August 30, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 10, 2013   By _____
                                                    Authorized Representative



FEDERAL INSURANCE COMPANY

Endorsement No: 5

Bond Number: 82209609

NAME OF ASSURED: ULTIMUS MANAGERS TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Wavelength Interest Rate Neutral Fund

This Endorsement applies to loss discovered after 12:01 a.m. on September 18, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 10, 2013   By _____
                                                          Authorized Representative



FEDERAL INSURANCE COMPANY

Endorsement No. 6

Bond Number: 82209609

NAME OF ASSURED: ULTIMUS MANAGERS TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 525,000	$ 0
2. On Premises	$ 525,000	$ 10,000
3. In Transit	$ 525,000	$ 10,000
4. Forgery or Alteration	$ 525,000	$ 10,000
5. Extended Forgery	$ 525,000	$ 10,000
6. Counterfeit Money	$ 525,000	$ 10,000
7. Threats to Person	$ 525,000	$ 10,000
8. Computer System	$ 525,000	$ 10,000
9. Voice Initiated Funds Transfer Instruction	$ 525,000	$ 10,000
10. Uncollectible Items of Deposit	$ 525,000	$ 10,000
11. Audit Expense	$ 525,000	$ 10,000

This Endorsement applies to loss discovered after 12:01 a.m. on August 31, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 10, 2013   By _____
                                                        Authorized Representative